UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

Casey’s General Stores, Inc.
(Name of Subject Company)

Casey’s General Stores, Inc.
(Name of Person Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation (“Couche-Tard Sub”), as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (together with any amendments and supplements thereto, the “Schedule TO”), to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.00 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

“Item 2.  Identity and Background of Filing Person - Offer” of the Schedule 14D-9 is hereby amended as follows:

1.  In the second bullet point in the third paragraph, the phrase “in its sole discretion” is hereby replaced with the phrase “in its reasonable discretion”.

2.  In the fifth bullet point in the third paragraph, the phrase “in its sole discretion” is hereby replaced with the phrase “in its reasonable discretion”.

3.  In the fourth paragraph, the phrase “(including any action or omission by Couche-Tard)” is hereby deleted.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

“Item 4.  The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Reasons for Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second and third bullet points under the heading “Couche-Tard is using questionable tactics in an attempt to facilitate its inadequate Offer.  It accumulated a significant position in Casey’s with stealth and then traded out of almost its entire stake.” to read as follows:

●
“Shortly after Couche-Tard made public its offer of $36 per share on April 9, it sold almost all of its shares at a price of $38.43 per share, thereby profiting on the market’s reaction to Couche-Tard’s public announcement of its own offer.  The sale resulted in a gain (net of expenses) of approximately $13.9 million.

●
The 1,975,000 shares sold by Couche-Tard on April 9, 2010 represented 12.7% of the trading volume in Casey’s stock on that day and 17% of the total trading volume in Casey’s stock during market hours on that day. Couche-Tard currently owns only 362 Casey’s shares.”

ITEM 8.  ADDITIONAL INFORMATION

“Item 8.  Additional Information - Shareholder Rights Agreement” of the Schedule 14D-9 is hereby amended by replacing the phrase “in its sole discretion” in the fifth paragraph with the phrase “in its reasonable discretion”.

ANNEX B

“Annex B” to the Schedule 14D-9 is hereby amended as follows:

1. In the second bullet point in the first paragraph, the phrase “in its sole discretion” is hereby replaced with the phrase “in its reasonable discretion”.

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2. In the fifth bullet point in the first paragraph, the phrase “in its sole discretion” is hereby replaced with the phrase “in its reasonable discretion”.

3. In subsection (j) to the second paragraph, the phrase “(including, without limitation, any action or inaction by Couche-Tard Sub or any of its affiliates)” is hereby deleted.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(8)	Letter to shareholders of Casey’s General Stores, Inc., dated June 18, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on June 18, 2010).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: June 18, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(8)	Letter to shareholders of Casey’s General Stores, Inc., dated June 18, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on June 18, 2010).